SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Agreement between TAM and Princesa do Agreste allows bus and airplane tickets to be offered together in the Northeast of Brazil

The selling of land transport tickets in 29 cities within the Brazilian states of Ceará, Pernambuco and Piauí will be done by TAM Vacations’ shops

São Paulo, May 5th, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) We have entered into a partnership with Princesa do Agreste, an interstate bus company which operates in 29 cities of three Northeast states – Ceará, Pernambuco and Piauí. Such agreement will allow the shops of TAM Vacations' franchise chain to offer our customers bus tickets from/to all locations served by the partner, combined with air tickets.

“Princesa do Agreste is the second bus company we have entered into a partnership with, in this pioneering initiative in the civil aviation sector”, recalls Manoela Amaro, TAM Airlines' Marketing Director, bearing in mind that - in March -, the first agreement with Pássaro Marron, (São Paulo state based bus company) was entered into to serve of the states of São Paulo and Minas Gerais. Southeast region of Brazil. “ The intention is to facilitate the access to air travels for the emerging classes” highlights Manuela

She explains: “Now, we will also provide those passengers from the cities served by Princesa do Agreste, in the Northeast countryside, with the comfort to travel for example from São Paulo to Serra Talhada or Parnamirim, in Pernambuco, buying both the air ticket and bus ticket in a single location: the closest TAM Vacations shop". And concludes: "We thus reaffirm to those passengers entering the aviation market that 'TAM is for everyone' ".

The partnership will begin on May 9th, when the TAM Vacations' shops will offer the selling of bus tickets to all 29 destinations served by Princesa do Agreste. TAM Vacations' franchises, will have its capillarity increased with the expansion of the current 90 to approximately 200 stores throughout Brazil until late this year, making it easy for the emerging classes to have access to air travels.

The agreement between the two companies expect that in a next step, our airline tickets will be available for selling in the Princesa do Agreste kiosk at bus terminals installed in the cities served by the company.

About TAM: (www.tam.com.br)

We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through  agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In March 2011 our market share was 41.8%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 86.1% market share.With the largest passenger aircraft fleet in the country (153 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and
Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149

invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.